Exhibit 18.1
PREFERABILITY LETTER
To the Shareholders and
Board of Directors of
Greif, Inc.
Note Four of the Notes to the consolidated financial statements of Greif, Inc. (the Company) included in this Form 10-Q for the three months ended January 31, 2010 describes a change in the method of accounting for certain domestic inventories. For this inventory, the Company’s historical method of accounting was the lower of cost, as determined by the last-in, first-out (LIFO) method, or market. The Company has elected to change to a new method of lower of cost, as determined by the first-in, first-out (FIFO) method, or market. There are no authoritative criteria for determining a ‘preferable’ inventory method based on the particular circumstances; however, we conclude that such change in the method of accounting is to an acceptable alternative method which, based on your business judgment to make this change and for the stated reasons, is preferable in your circumstances. We have not conducted an audit in accordance with the standards of the Public Company Accounting Oversight Board (United States) of any consolidated financial statements of the Company as of any date or for any period subsequent to October 31, 2009, and therefore we do not express any opinion on any consolidated financial statements of Greif, Inc. subsequent to that date.
Very truly yours,
/s/ Ernst & Young LLP
Columbus, Ohio
March 4, 2010